SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of February

                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


               Form 20-F     X               Form 40-F
                        -----------                    -----------

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the
                       Securities Exchange Act of 1934.)


                    Yes                       No    X
                        -----------             -----------


       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:


     The English language press release of Van der Moolen Holding N.V. dated February 7, 2007 announcing the repurchase of Cumulative Preference
                                    Shares A

    Van der Moolen Will Repurchase Cumulative Preference Shares A


    AMSTERDAM, Netherlands--(BUSINESS WIRE)--Feb. 7, 2007--Van der Moolen (NYSE:VDM) (AEX:VDMN) announces today that it has agreed with Ducatus NV to repurchase 251,000 cumulative preference shares A of Van der Moolen Holding NV. The repurchase will take place at the original issuance rate of the shares, being in total EUR 10,405,148. Further, at the repurchase date the dividend 2006 and 2007 (partial) will be paid, with an effective annual dividend rate of 6.53%. The Repurchase is subject to approval of the Annual General Meeting of Shareholders, scheduled for April 26, 2007.

    For more information about Van der Moolen, please visit www.vandermoolen.com or contact Investor Relations/Corporate
Communications, telephone +31 (0)20 535 6789.

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.


    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications,
             +31 (0)20 535 6789.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                VAN DER MOOLEN HOLDING N.V.

         Date: 7 February 2007                  By: /s/ Richard E. den Drijver

                                                    ---------------------------

                                                name: Richard E. den Drijver
                                                title: Chairman of the Executive
                                                Board


                                                By: /s/ Casper F. Rondeltap

                                                    ----------------------------
                                                name : Casper F. Rondeltap
                                                title: Member of the Executive
                                                Board



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